July 11, 2005

VIA DHL OVERNIGHT AND FAX (202) 772-9218
----------------------------------------

Mr. Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance-Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:  NEW BRUNSWICK SCIENTIFIC CO., INC.
          FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
          FILED MARCH 31, 2005
          FILE NO. 0-6994

Dear Mr. Webb:

     New Brunswick Scientific Co., Inc. (the "Company") has received and reviewed the comments set forth in your June 27, 2005 letter to the Company, and we are writing to respond to those comments and provide supplemental information with respect thereto.

     To facilitate your review, the comments from your June 27, 2005 letter are repeated in bold italics, and the Company's responses to each comment are set forth in standard font.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
----------------------------------------------
SELECTED FINANCIAL DATA, PAGE 12:
---------------------------------

1. WE SEE ON MARCH 21, 2005, YOU ANNOUNCED THAT AS A RESULT OF THE MISAPPLICATION OF SFAS NO. 133 "ACCOUNTING FOR DERIVATIVE INSTRUMENT AND HEDGING ACTIVITIES" AS IT APPLIES TO THREE INTEREST RATE SWAPS FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 AND THE PREVIOUSLY RELEASED 2004 QUARTERLY INFORMATION, YOU RESTATED THE FINANCIAL STATEMENTS AND SELECTED FINANCIAL DATA IN YOUR CURRENT FILING TO CORRECT THE REFERENCE ERRORS. WE ALSO SEE YOU HAVE NOT AMENDED YOUR ANNUAL REPORTS ON FORM 10-K OR QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERLY PERIODS AFFECTED BY THE RESTATEMENT. PLEASE TELL US WHY YOU DID NOT AMEND THE REFERENCED PERIODIC REPORTS TO CORRECT YOUR MISAPPLICATIONS OF SFAS 133. PROVIDE US WITH A SAB 99 ANALYSIS TO SUPPORT YOUR CONCLUSIONS THAT THE FORM 10-K OR QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERLY PERIODS AFFECTED BY THE RESTATEMENT DID NOT NEED TO BE AMENDED. WE MAY HAVE FURTHER COMMENTS AFTER REVIEWING YOUR RESPONSE.
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RESPONSE
--------

     The Company entered into one interest rate swap agreement in 1999 and two interest rate swap agreements in 2004 effectively to fix the interest rate on certain floating rate loans entered into under an existing loan facility with the Company's principal lender. The Company now believes such swap agreements would have met the short cut method for effectiveness testing as defined by SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities". However, this was not documented when the swap agreements were executed. When the Company identified this issue in March of 2005, the Company considered a possible restatement of its financial statements to record the gains or losses in fair value of the instruments in the Company's statements of operations.

     In assessing whether restated financial statements were necessary in light of the unintentional misapplication of SFAS No. 133 as it applied to the three interest rate swap agreements, the Company carefully reviewed the materiality interpretations set forth in Staff Accounting Bulletin No. 99, which became effective for fiscal quarters beginning after June 15, 1999. The Company concluded that a restatement was appropriate, principally as a result of the quantitative effect on net income for certain periods in question which slightly exceeded the 5% threshold which the Company felt was an indication of materiality, and on March 21, 2005 issued a press release announcing the restatement and concurrently filed a Current Report on Form 8-K with the Commission. On March 31, 2005, the Company filed its Form 10-K for the year ended December 31, 2004 with the restated annual and quarterly information disclosed therein. The Company also analyzed whether the restatement of the affected financial statements required amendment of previously filed Form 10-K and Form 10-Q reports. Based on: (a) an analysis of the materiality of the affected information (discussed further below); (b) the disclosures in the March 21, 2005 Form 8-K cautioning that, because of the restatement, financial statements in prior reports should not be relied on, and (c) the complete and accurate disclosure in the 2004 Form 10-K, the Company concluded that amendment of the prior filings was not necessary. In addition, the Company consulted with its independent accountants and legal advisors, and reviewed recent filings by other public registrants that have restated their financial statements, and found that this approach has been used extensively.

In reaching this conclusion, the Company applied the guidance provided by SAB 99, which states that a matter is "material" if there is substantial likelihood that a reasonable person would consider it important. In this case, the Company felt the error was material with respect to the 2004 Form 10-K filing. However, with respect to its earlier 1934 Act filings, the Company determined that (i) the restatement of prior periods had no effect in any prior periods on the operating income/loss of the Company; (ii) the revised accounting treatment of interest rate swap transactions had no effect on the Company's actual cash flows; (iii) the restatement of prior periods had no material effect on any trends in earnings in the prior three years' statements of operations; (iv) there has been extremely low Company stock price volatility; (v) the Company's
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stock is thinly traded; and (vi) the effect on  prior balance sheets was immaterial considering the Company's total equity and total assets.

      The Company concluded that based on the totality of the factors described above, applying the analysis of SAB 99, there is not a substantial likelihood that reasonable investors would deem the affected information in the earlier reports, without amendment, to be important.

FINANCIAL STATEMENTS, PAGE 27
-----------------------------
NOTE 1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
-----------------------------------------------------------------------------
PAGE 32 REVENUE RECOGNITION, PAGE 37
------------------------------------

2. WE NOTE YOUR DISCLOSURE THAT REVENUE "IS RECOGNIZED IN ACCORDANCE WITH THE F.O.B. SHIPPING TERMS OF ORDERS, GENERALLY WHEN PRODUCTS ARE SHIPPED." PLEASE TELL US AND REVISE FUTURE FILINGS TO DESCRIBE THOSE CIRCUMSTANCES WHEN REVENUE WOULD BE RECOGNIZED AT A DIFFERENT POINT IN THE SALES PROCESS.

RESPONSE
--------

     The Company's use of the term "generally" in its revenue recognition footnote relates to the fact that a majority of its revenue transactions are sold with terms of F.O.B. Shipping Point. However, just less than one third of the Company's sales are sold F.O.B. Destination at the customer's premises or when delivered dockside, and a further de minimis amount made pursuant to other terms specifically requested by customers, which also comply with SAB 104 as to the timing of revenue recognition. For such F.O.B. Destination sales, revenue is not recognized until goods reach their intended destination, or when title and risk of loss passes to the customer in accordance with SAB 104. In future filings, the Company will expand its disclosure to more fully discuss F.O.B. Destination sales and will clarify that such sales occur on a regular basis and note how the Company accounts for such sales.

3. WE NOTED THAT THE COMPANY ALSO PROVIDES CERTAIN CONTRACT FERMENTATION SERVICES FOR WHICH REVENUE IS RECORDED AT THE TIME THE MATERIALS ARE SHIPPED TO THE CUSTOMER. PLEASE TELL US AND REVISE FUTURE FILINGS TO DEFINE CUSTOMER ACCEPTANCE AND TELL US HOW REVENUE RECOGNITION COINCIDES WITH THE POINT AT WHICH TITLE TRANSFERS AND WHEN THE CUSTOMER TAKES POSSESSION OF THE PRODUCT. FURTHER, TELL US HOW YOU CONSIDERED EITF 00-21 IN YOUR REVENUE RECOGNITION POLICIES.

RESPONSE
--------

     In February 2004, the Company entered into an arrangement via a purchase order with a buyer regarding the production of a frozen biomass product. Pursuant to the purchase order, the Company was obligated to produce two batches of frozen biomass for the buyer each month for approximately one year. The arrangement resulted in approximately $450,000 in total revenue. The frozen
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biomass product was produced on a contract basis utilizing the Company's fermentation equipment and expertise. The specific bacterial culture to be grown was provided by the buyer. The frozen biomass product was then used by the buyer, a biotechnology company, in a proprietary process. Given the amount of revenue generated by this arrangement, the Company determined it would be appropriate to give the arrangement specific mention in the Company's revenue recognition footnote.

     Pursuant to the purchase order, the buyer was to be billed, F.O.B. Shipping Point, upon each shipment of frozen biomass product. Such invoices were payable within 30 days. The purchase order contained no acceptance provisions regarding the frozen biomass product. All invoices under the arrangement were timely paid.

 The Company reviewed EITF 00-21 as it recorded revenue from this transaction and concluded each shipment of frozen biomass product constituted a separate unit of accounting, as defined therein. The Company determined it had earned revenue pursuant to the arrangement at the fair value (invoice price) for each shipment since each batch was at an equal selling price and there were no up-front payments. Effectively, the arrangement contained no multiple elements. The Company believes the arrangement is akin to the sale of several units of a "product", for an agreed upon price per unit, pursuant to a blanket purchase order.

To the extent the Company enters into similar contract fermentation sales in the future, where the facts and circumstances of such arrangements dictate, the Company will clarify that such arrangements are without customer acceptance clauses and that revenue is recognized upon product shipment. Should the facts of any new arrangements change, the Company shall comply with all applicable provisions of EITF 00-21 and SAB 104.

ITEM 9A. CONCLUSIONS ABOUT EFFECTIVENESS OF DISCLOSURE CONTROLS, PAGE 58
------------------------------------------------------------------------

     4. WE NOTE YOUR STATEMENT THAT THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CONCLUDED THAT THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE "EXCEPT THERE EXISTED A MATERIAL WEAKNESS IN THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES IN 2004 AND PRIOR YEARS, AS DETAILED BELOW." GIVEN THE EXCEPTIONS NOTED, IT REMAINS UNCLEAR WHETHER YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER HAVE CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE. PLEASE REVISE YOUR DISCLOSURE TO STATE, IN CLEAR AND UNQUALIFIED LANGUAGE, THE CONCLUSIONS REACHED BY YOUR CHIEF EXECUTIVE OFFICER AND YOUR CHIEF FINANCIAL OFFICER ON THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES. FOR EXAMPLE, IF TRUE, YOU CAN STATE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE INCLUDING CONSIDERATION OF THE IDENTIFIED MATTERS, SO LONG AS YOU PROVIDE APPROPRIATE DISCLOSURE EXPLAINING HOW THE DISCLOSURE CONTROLS AND PROCEDURES WERE DETERMINED TO BE EFFECTIVE IN LIGHT OF THE IDENTIFIED MATTERS. OR, IF TRUE, YOU CAN STATE THAT GIVEN THE IDENTIFIED MATTERS, YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE NOT EFFECTIVE. YOU SHOULD NOT, HOWEVER, STATE THE CONCLUSION IN YOUR CURRENT
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DISCLOSURE, WHICH APPEARS TO STATE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES
ARE EFFECTIVE EXCEPT TO THE EXTENT THEY ARE NOT EFFECTIVE.

RESPONSE
--------

In drafting Item 9A in the Form 10-K, the Company intended to provide investors with all material information regarding the effectiveness of its disclosure controls and procedures as of the evaluation date of December 31, 2004, and the subsequent discovery of a material weakness thereto in March 2005 prior to the December 31, 2004 Form 10-K filing. It was not the Company's intent simultaneously to attest to the effectiveness of its disclosure controls and procedures and to exclude certain material weaknesses from such attestation, nor do we believe that is the effect of the disclosure.

The Company's chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures were not effective as of the evaluation date due solely to the material weakness resulting from the misapplication of SFAS No. 133. The Company's disclosure further states that in March 2005 (prior to the filing of the December 31, 2004 Form 10-K) the material weakness had been remediated. Although your comment is well taken to the extent that the verbiage could have been clearer, we believe the conclusion expressed in the existing disclosure is that the disclosure controls and procedures were not effective as of December 31, 2004 but that the material weakness resulting in such conclusion was remediated in March 2005. We respectfully request the Staff not to require an amendment of the 2004 Form 10-K. We also refer you to
Item 4, in the Company's Form 10-Q for the quarter ended April 2, 2005, which also addresses this matter as of a more recent date and further notes that the Company has now adopted a formal written policy with respect to the authorization, entering into and review of derivatives.

FORM 10-Q FOR THE QUARTER ENDED APRIL 2, 2005
NOTE 3 - INTEREST RATE SWAPS, PAGE 8
------------------------------------

5. WE SEE THAT ON APRIL 1, 2005, YOUR DESIGNATED YOUR THREE INTEREST RATE SWAPS AS EFFECTIVE INTEREST RATE HEDGES AND AS SUCH, THE NEGATIVE FAIR VALUES OF THE SWAPS AS OF THE DESIGNATION DATE, WHICH AGGREGATED $146,000, WILL BE RECOGNIZED INTO INCOME OVER THE REMAINING LIVES OF THE INTEREST RATE SWAPS. PLEASE TELL US SPECIFICALLY WHY YOU BELIEVE THE REFERENCED CHANGE IN THE DESIGNATION OF THE SWAPS TO EFFECTIVE HEDGES COMPLIES WITH SFAS 133 OR OTHER APPLICABLE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. WE MAY HAVE FURTHER COMMENTS AFTER REVIEWING YOUR RESPONSE.

RESPONSE
--------

     As noted above, the Company entered into three interest rate swaps to fix the interest rates on certain loans entered into under an existing loan arrangement with a financial institution. Each swap is LIBOR based whereby the
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Company will receive LIBOR and pay a fixed 8% rate.  The Company's debt is LIBOR based. In accordance with SFAS No.133 paragraphs 28 and 29, on April 1, 2005 the Company documented the hedging relationship between the LIBOR based debt and the LIBOR based interest rate swaps. The Company designated this hedging relationship as a cash flow hedge of the variability of cash flows attributed to changes in the designated benchmark interest rate (i.e. LIBOR). The Company determined that the hedging relationship is expected to be highly effective given that the term to maturity, notional amount and variable rate (LIBOR) of the debt and interest rate swaps match. The Company will assess effectiveness each quarter and record any ineffectiveness to earnings each quarter, which is expected to total $146,000 over the remaining lives of the swap agreements.

                                       --

     Should you have questions regarding the above, please contact the undersigned. Thank you for your time and consideration.

                         Very truly yours,

                         NEW BRUNSWICK SCIENTIFIC CO., INC.



                         Samuel Eichenbaum, Vice President, Finance
                         Chief Financial Officer and Treasurer



cc:  Peter D. Hutcheon, Esq.
     Joel Jaffe C.P.A.
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